
06004234

AB 3/11/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairview Capital Ventures, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Bonum Road
(No. and Street)

Lake Wylie (City) South Carolina (State) 29710 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Pamela K. Furr 803-831-8142
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth E. Hester, CPA
(Name – *if individual, state last, first, middle name*)

238 Blucher Circle (Address) Lake Wylie (City) South Carolina (State) 28710 (Zip Code)

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
FEB 22 2006
WASH. D.C.
185
SEC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pamela K. Furr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairview Capital Ventures, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pamela K Furr 2/14/06

Pamela K Furr
Signature

President
Title

Sandra K Lindley
Notary Public
My Commission Expires: 12-10-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRVIEW CAPITAL VENTURES, LLC

Financial Statements and Supplemental Schedule

December 31, 2005 and December 31, 2004

(with Independent Accountants' Report thereon)

Kenneth E. Hester, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Fairview Capital Ventures, LLC

We have audited the accompanying balance sheets of Fairview Capital Ventures, LLC (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Capital Ventures, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Kenneth E. Hester, CPA

Lake Wylie, South Carolina
February 9, 2006

FAIRVIEW CAPITAL VENTURES, LLC

Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets		
Cash	$12,831	$6,784
Computer equipment, at cost, net of accumulated depreciation of $243 and $791, respectively	1,214	1,487
Prepaid assets	825	-
Total assets	$14,870	$8,271
Member's Equity		
Member's equity	$14,870	$8,271

See accompanying notes to financial statement.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Operations

For the Years Ended December 31, 2005 and 2004

	2005	2004
Operating income consisting of business advisory fees	$21,967	$319,124
Operating expenses:		
Depreciation	243	759
License and insurance	1,490	1,741
Office supplies, printing and postage	905	1,234
Professional fees	2,500	2,000
Telephone and Internet access	1,793	2,940
Legal fees	108	15,596
Consulting fees	11,195	301,288
Other	647	1,292
Total operating expenses	18,881	326,850
Net income (loss) from operations	3,086	(7,726)
Other income		
Loss on disposal of computer equipment	(1,487)	-
Net income (loss)	1,599	(7,726)

See accompanying notes to financial statement.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Member's Equity

For the Year Ended December 31, 2005 and 2004

Balance at December 31, 2002	$8,652
Net loss	(6,435)
Member contributions	6,780
Balance at December 31, 2003	8,997
Net loss	(7,726)
Member contributions	7,000
Balance at December 31, 2004	$8,271
Net income	1,599
Member contributions	5,000
Balance at December 31, 2005	$14,870

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$1599	$(7,726)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid assets	(824)	
Depreciation	243	759
Loss on disposal of computer equipment	1,487	-
Net cash generated (used) in operating activities	2,505	(6,967)
Cash flows from investing activities consisting of purchases of computer equipment	(1,458)	-
Cash flows from financing activities consisting of member contributions	5,000	7,000
Net change in cash	6,047	33
Cash at beginning of period	6,784	6,751
Cash at end of period	$12,831	$6,784

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Business
Fairview Capital Ventures, LLC (the "Company"), which has been in business since 2000, offers business advisory services and specializes in the private placement of securities. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in North Carolina and South Carolina. The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition
Business advisory fees are recorded as services are performed.

Computer Equipment
Computer equipment is reported at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the useful lives of the assets (three years).

Income Taxes
The Company was organized as a limited liability corporation. As a result, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) Related Party Transactions

During 2004, the Company paid $3,100 to Furr Traders, Inc. for legal fees. Also during 2004, the Company paid $301,288 in consulting fees to the managing member and $12,496 in legal fees to a professional association whose ownership includes the managing member's spouse. During 2005, the Company paid $11,046 to Furr Traders, Inc. for consulting fees.

(3) Pension and Profit Sharing Plan

The Company sponsors a defined contribution profit sharing plan pursuant to section 401(k) of the Internal Revenue Code. Employees are eligible to participate immediately in the plan. Company contributions to the plan are discretionary. There were no contributions to the plan During 2005 and 2004.

(4) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which Requires the maintenance of minimum net capital and requires that the ratio of aggregate Indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash Dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $12,831, which was $7,831 in excess of its required net Capital of $5,000. The Company's net capital ratio was .00 to 1.

SUPPLEMENTAL

SCHEDULE

FAIRVIEW CAPITAL VENTURES, LLC

Supplement Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Computation of Net Capital:

Total assets	$14,870
Aggregate indebtedness	-
Net assets	14,870
Non-allowable assets	2,039
Tentative net capital	12,831
Haircuts	-
Net capital	12,831
Minimum net capital	5,000
Excess net capital	$ 7,831

Aggregate indebtedness to net capital ratio:

Aggregate indebtedness	$ -
Net capital	$ 7,831
Ratio	.00 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2005) and the amount computed above.